Exhibit 3.1
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                              AMENDED AND RESTATED
                                    ARTICLES
                                       OF
                            SI HANDLING SYSTEMS, INC.
                     (A Pennsylvania Registered Corporation)
                                   ...o0O0o...



1.   The name of the corporation is:
                            SI HANDLING SYSTEMS, INC.

2.   The address of its registered office in this Commonwealth is:
                                600 Kuebler Road
                 Easton, Northampton County, Pennsylvania 18040

3.   The corporation was incorporated under the Business
Corporation Law of 1933.

4. The authorized capital stock of this corporation shall be twenty million shares of common stock par value $1.00 per share.

5. The shareholders of the corporation shall not have the right to cumulate their votes for the election of directors.